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August 6, 2009	TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. John Cash

Re:	Westlake Chemical Corporation

Response to SEC Staff Comments sent by a letter dated July 10, 2009

Ladies and Gentlemen:

On behalf of Westlake Chemical Corporation (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), by a letter dated July 10, 2009, regarding the Company’s Form 10-K, filed February 19, 2009, Form 10-Q, filed May 6, 2009 and Definitive Proxy Statement, filed April 8, 2009 (File No. 001-32260).

The Company’s response to the Staff’s comment is included in the memorandum enclosed herewith submitted on behalf of the Company.

Please telephone the undersigned (713.229.1749) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ James H. Mayor
James H. Mayor

Westlake Chemical Corporation

Memorandum in Response to Staff Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Definitive Proxy Statement on Schedule 14A filed April 8, 2009

File No. 001-32260

This memorandum sets forth the responses of Westlake Chemical Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance contained in the letter dated July 10, 2009 from John Cash, Accounting Branch Chief, with respect to the Company’s response letter dated June 12, 2009.

Comment

1.	In the last sentence of your response to prior comment 5 you state that to the extent you assess goodwill and long-lived assets for impairment you will revise future filings to disclose the level at which they are assessed, the material assumptions underlying such analyses, and any potential material impact of changes in those assumptions. However, it does not appear to us that the second paragraph of your proposed disclosure is sufficient. Please revise future filings to also: clarify the level at which goodwill and long-lived assets are assessed for impairment; quantify the material assumptions or ranges of assumptions underlying the assessments; and quantify the potential impact of changes in those assumptions.

Company Response

In future filings, to the extent that the Company assesses its goodwill and long-lived assets for impairment, the Company will expand its discussion to disclose the level at which goodwill and long-lived assets are assessed for impairment, the material assumptions or ranges of assumptions underlying the assessments, and any potential material impact of changes in those assumptions. The Company also notes that, as of [ ], the Company’s recorded goodwill was [$30.0 million].

In connection with this response and prior comment 5, the Company will include the following disclosure in future filings, as applicable:

Goodwill

As of [ ], the Company’s recorded goodwill was [ ], all of which was associated with the acquisition of the Company’s Longview facilities, which is reflected in the Olefins segment. The Company assesses goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the fair value of the reporting unit may be below its carrying amount.

[The annual/ An] impairment test for the recorded goodwill was performed as of [ ]. The Company’s impairment test indicated that its goodwill was not impaired. The fair value of the Olefins segment, the reporting unit assessed, was calculated using both a discounted cash flow methodology and a market value methodology. The discounted cash flow projection was based on a [ ]-year forecast. The forecast was based on sales volume trends, prices and margins utilizing forecasts by [external source of market and business advisory services for the chemical market], and certain judgments and estimates by management including our strategic and operational plans. Other significant assumptions used in the discounted cash flow projection included sales volumes for all olefins products and planned capacities for the forecast period. The future cash flows were discounted to present value using a discount rate of [ %].

The significant assumptions used in determining the fair value of the reporting unit using the market value methodology include the determination of appropriate market comparables and the estimated multiples of EBITDA a willing buyer is likely to pay.

Under the discounted cash flow methodology, if the fair value of the Olefins segment decreased by [ %], the carrying value of the Olefins segment [would/ would not] exceed its fair value.

Long-lived Assets

As of [ ], the Company had long-lived assets totaling [ ]. The Company assesses these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including when negative conditions such as significant current or projected operating losses exist. Other factors considered by the Company when determining if an impairment assessment is necessary include significant changes or projected changes in supply and demand fundamentals (which would have a negative impact on operating rates or margins), new technological developments, new competitors with significant raw material or other cost advantages, adverse changes associated with the U.S. and world economies and uncertainties associated with governmental actions. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

As a result of [            ] during the [            ] ended [            ], the Company assessed its [            ] plant for impairment. The [            ] plant was identified as being the lowest level group of assets for which identifiable cash flows were available and largely independent of the cash flows of other assets and liabilities. The Company’s analysis indicated that its [            ] plant was not impaired. The future cash flows used to test the recoverability of the [            ] plant for the impairment analysis was calculated using an undiscounted

cash flow methodology. The undiscounted cash flow projection was based on a [            ]-year forecast. The forecast was based on sales volume trends, prices and margins projected by [external source of market and business advisory services for the chemical market] and certain judgments and estimates by management including our strategic and operational plans. Other significant assumptions used in the undiscounted cash flow projection include capacities and operating rates.

Under the undiscounted cash flow methodology, if the future cash flows of the [ ] plant decreased by [ %], the plant [would/ would not] be impaired.

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